BB

06004991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Needham & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

445 Park Avenue
(No. and Street)

New York	**New York**	**10022-2606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen W. Albanese **212-705-0301**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C. 152 SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/31

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John J. Prior, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Needham & Company, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON CARROLL
Notary Public, State of New York
No. 01CA6095836
Qualified in New York County
Commission Expires July 21, 2007

Shannon Carroll (AKA - Shannon Feldman)
Notary Public

Signature

President and Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Needham & Company LLC
(An Indirect wholly-owned subsidiary of The Needham Group, Inc.)

Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Needham & Company, LLC
(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Needham & Company, LLC

We have audited the accompanying statement of financial condition of Needham & Company, LLC (the "Company") as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Needham & Company, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States. As discussed in Note 2 to the financial statements, member's equity as of January 1, 2005 has been restated.

Ernst & Young LLP

February 27, 2006

Needham & Company, LLC
(An Indirect Wholly-Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 18,578,821
Receivable from clearing broker	42,534,382
Equity securities owned, at market value	6,985,343
Investments, not readily marketable, at fair value	30,041,588
Fees and concessions receivable	10,056,802
Furniture, and equipment, at cost, net of accumulated depreciation of $5,963,724	1,520,228
Other assets	2,507,745
Total assets	$ 112,224,909
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 8,595,390
Equity securities sold but not yet purchased, at market value	2,826,943
Payable to Parent	8,034,626
Total liabilities	19,456,959
Member's equity:	92,767,950
Total liabilities and member's equity	$ 112,224,909

See accompanying notes.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Needham & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is a direct subsidiary of Needham Holdings, LLC which is wholly owned by The Needham Group, Inc. (the "Parent"). The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in technology, health care, and specialty retail industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

During 2005, the Company converted to a limited liability company ("LLC"). The Company expects completion of its corporate reorganization in 2006. Upon completion, certain assets and liabilities will be transferred from the Company to the Needham Group, Inc. and Needham Asset Management, LLC (to be formed upon completion). Dividends will then be paid through Needham Holdings, LLC to the Needham Group, Inc. Any such payments will conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, Bear Stearns Securities Corp. (the "Clearing Broker"), securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

a. Securities Transactions

Securities owned and securities sold but not yet purchased are recorded on a trade date basis and are carried at market value. Market value is based on listed market prices. Securities owned and securities sold but not yet purchased represent principally U.S. equity securities.

In the normal course of business, the Company maintains certain investments—primarily investments in private equity and hedge funds as discussed in Note 8—for which there are no readily available price quotations or for which readily available price quotations are unreliable. These investments are accounted for at fair value as estimated by the management of the Company. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments including liquidity and consistently applies the procedures for arriving at estimated fair value for investments in

2. Summary of Significant Accounting Policies (continued)

a. Securities Transactions

private equity funds. However, because of the significant assumptions needed to estimate fair value, actual fair values could differ from the estimated fair values as determined by management. As of December 31, 2005, the estimated fair value of the Company's investments not readily marketable totaled $30,041,588, which represented approximately 32% of the total member's equity.

b. Fees and Concessions Receivable

Fees, net of syndicate expenses, arise from securities offerings in which the Company acts as an underwriter or agent. Fees are also earned from providing merger-and-acquisition and advisory services. Both are recorded at the time the underwriting or transaction is completed and the revenue is reasonably determinable.

Investment management fees include management fees and incentive fees. Management fees are earned from private equity funds, mutual funds and hedge funds that the Company manages. Management fees are generally based on the committed capital or net assets and generally are paid monthly or quarterly in cash. Incentive Fees are earned from private funds that the Company manages. Incentive Fees are generally based on when the return exceeds certain threshold returns and are paid annually in the subsequent year in cash or in-kind depending on the investment vehicle. Incentive fees are accrued for in the year the fees are earned.

c. Payable to Parent, Net

Payable to Parent consists of transactions facilitated on behalf of the Parent, income taxes payable and anticipated earnings distributions.

Distribution payable	$18,541,686
Income tax payable	2,648,429
Optionholder activity	145,610
Shareholder activity	(13,301,099)
	$ 8,034,626

d. Furniture and Equipment

Furniture and equipment are carried at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over an estimated useful life of five years.

2. Summary of Significant Accounting Policies (continued)

e. Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* (SFAS 109). Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, there were no deferred tax assets or liabilities at December 31, 2005.

f. Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the Statement of Financial Condition. Actual results could differ from those estimates.

g. Cash Equivalents

Cash equivalents consist of money market accounts and short-term investments with maturities of three months or less from date of purchase.

h. Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions. Commissions are reported on a settlement date basis, and, if significant, adjustments are made to record income them on a trade date basis. Interest and dividends on securities and securities sold, not yet purchased are recorded on an accrual basis.

i. Prior Period Adjustment

Member's equity as of January 1, 2005 has been adjusted to record the value of the Company's investments in hedge funds at fair value and to adjust certain accruals as of December 31, 2005.

3. Income Taxes

Income taxes are calculated based on the expected liabilities that the Parent will incur as a result of the Company's operations. Because the Parent is an S Corporation, its tax liability only relates to state and local taxes.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2005, the Company had net capital of $46,333,585, which is $45,333,585 in excess of required net capital of $1,000,000. Advances to affiliates, and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

5. Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of employee contribution.

6. Commitments and Contingencies

The Company has entered into operating leases for office space which also contain certain escalation clauses. At December 31, 2005, the expected future minimum base rental payments under such leases are as follows:

	New York, NY Office	Menlo Park, CA Office	Boston, MA Office	San Francisco, CA Office	Portland, OR Office	All Office Total
Year ending December 31:						
2006	$ 1,171,221	$202,232	$ 394,592	$ 80,244	$5,023	$ 1,853,312
2007	2,073,725	217,398	394,592	80,244	–	2,765,959
2008	2,073,725	233,700	394,592	80,244	–	2,782,261
2009	2,073,725	228,866	394,592	80,244	–	2,777,427
2010	2,073,725	–	394,592	40,122	–	2,508,439
2011 and thereafter	15,124,875	–	328,827	–	–	15,453,702
	$24,590,996	$882,196	$ 2,301,787	$361,098	$5,023	$28,141,100

At December 31, 2005, the Company had outstanding capital commitments relating to investments in limited partnerships in the amount of $3,382,469. Subsequent to December 31, 2005, the Company entered into additional capital commitments relating to investments in limited partnerships in the amount of $1,850,000.

The Company, in the normal course, has been named as a defendant in various legal actions in connection with its activities as a financial services institution. The Company from time to time is involved in investigations and proceedings by self-regulatory agencies. At this time, based on the information available, the resolution of these actions is not estimable and it is not probable that they will result in a material loss to the Company's financial condition, or results of operations.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2005, and were subsequently settled, had no material effect on the financial statements at that date.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

6. Commitments and Contingencies (continued)

The Company has pledged $2,105,345 as collateral for an Irrevocable Standby Letter of Credit ("LOC") extended to an outside investment. The LOC expires in August 2007. In the event that the outside investment goes into default, the collateral will be called.

7. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased by the Company consist of corporate stocks and warrants, owned of $6,985,343 and sold, not yet purchased of $2,826,943.

All securities owned are pledged to the Clearing Broker on terms which permit those parties to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

8. Related Party Transactions

In 1992, the Company became a limited partner in Needham Management Partners, L.P. (NMP), the General Partner of Needham Emerging Growth Partners, L.P. (NEGP). Also in 1992, the Company became a limited partner in NEGP by investing $1,550,000. There have been no additional investments made in NEGP by the Company. In the third quarter of 2005, due to requirements by the SEC for hedge funds to register with the Commission, the General Partner became Needham Investment Management, LLC (NIM) of which the Company is a Managing Member. The Company's interest in NMP was exchanged in its entirety for it's interest in NIM. The Company receives a 1% management fee and an incentive fee of 15% of NEGP's performance over a 5% hurdle rate. For NEGP, management and incentive fees receivable at December 31, 2005 were $563,326 and classified in Fees and concessions receivable on the Statement of Financial Condition.

In 1994, the Company became a limited partner in Needham Capital Management, L.P. (NCM), the General Partner of Needham Capital Partners, L.P. (NCP). The Company has made capital contributions to date of $4,000,000 pursuant to the Partnership Agreement. To date, the Company received total distributions of $9,291,847 from NCM. The Company did not make any capital contributions in 2005. Additionally, certain officers and directors of the Company are the General Partners of NCM. NCM has been liquidated as of December 31, 2005 as NCP has distributed all of its assets to its Limited Partners and has dissolved according to the provisions in the Limited Partnership Agreement.

8. Related Party Transactions (continued)

In 1995, the Company became the managing member of Needham Investment Management, LLC (NIM). NIM is a registered investment advisor with the SEC and currently manages three mutual funds (the Needham Growth Fund (NEEGX), the Needham Aggressive Growth Fund (NEAGX) and the Needham Small Cap Growth Fund (NESGX), and as of September 2005 also manages four private hedge funds (Needham Emerging Growth Partners, L.P., Needham Emerging Growth International, Ltd., Needham Contrarian Fund, L.P. and Needham Contrarian (QP) Fund, L.P.), which are discussed separately in this footnote. As investment advisor to the mutual funds, the Company receives management and distribution (12b-1) fees. Management and distribution fees receivable at December 31, 2005 were zero.

In 1998, the Company became a limited partner in the Needham Contrarian Fund, L.P. (NCF) by investing $2,000,000. There have been no further investments in NCF made by the Company. In 2004 NCF partners ratified the formation of a parallel fund, the Needham Contrarian (QP) Fund, LP. (NCFQP) On July 1, 2004 the Company's entire investment in NCF was transferred to NCFQP.

Also in 1998, the Company became a member of Needham Capital Management L.L.C. (NCMLLC), the General Partner of Needham Capital Partners II, L.P. (NCPII), by committing $1,000. The Company has paid $200 on this commitment in 1998, $400 in 1999, and $200 in 2000. The Company has made no further investments in NCMLLC in relation to NCPII. The Company receives an incentive fee from NCMLLC of 5% of realized gains generated on NCPII. For NCP II, management and incentive fees receivable at December 31, 2005 were zero.

Also in 1998, the Company became a member of Needham Capital Management Bermuda, LLC (NCMBLLC), the General Partner of Needham Capital Partners II (Bermuda), L.P. (NCI II), by committing $1,000. The Company paid $200 in 1998, $400 in 1999, and $200 in 2000 on this commitment. The Company has made no further investments in NCMBLLC in relation to NCI. The Company receives an incentive fee from NCMBLLC of 5% of realized gains generated on NCI. For NCI II, management and incentive fees receivable at December 31, 2005 were zero.

In 1999, the Company made an additional investment in NMP by investing $250,000. At this time NMP also became the General Partner of the Needham Contrarian Fund, L.P. (NCF) and this $250,000 investment related to NCF. There have been no additional investments in NMP in relation to NCF. In the third quarter of 2005, due to requirements by the SEC for hedge funds to register with the Commission, the General Partner became Needham Investment Management, LLC (NIM) of which the Company is a Managing Member. The Company's interest in NMP was exchanged in it's entirety for its interest in NIM. The Company receives a 1% management fee and an incentive fee of 20% of NCF's performance. For NCF, management and incentive fees receivable was $253,387 at

8. Related Party Transactions (continued)

December 31, 2005. For NCFQP, management and incentive fees receivable were $803,417 at December 31, 2005 and classified in Fees and concessions receivable on the Statement of Financial Condition.

In 2001, the Company made an additional investment in NMP by investing $204,000. At this time NMP also became the General Partner of Needham Emerging Growth Partners (Cayman), L.P. (NEGPI), and this $204,000 investment related to NEGPI. Additional investment of $100,000 in 2003 was made in NMP in relation to NEGPI. In the third quarter of 2005, due to requirements by the SEC for hedge funds to register with the Commission, the General Partner became Needham Investment Management, LLC (NIM) of which the Company is a Managing Member. The Company's interest in NMP was exchanged in its entirety for it's interest in NIM. For NEGPI, the total management and incentive fees receivable were $200,510 at December 31, 2005 and classified in Fees and concessions receivable on the Statement of Financial Condition.

Also in 2001, the Company made an additional commitment of $800,000 in NCMLLC. This commitment was subsequently reduced to $640,000. At this time NCMLLC also became the General Partner of Needham Capital Partners III, L.P. (NCPIII) and Needham Capital Partners IIIA, L.P. (NCPIIIA), and this $640,000 commitment related to NCPIII and NCPIIIA. The Company paid $80,000 of this commitment in each of the years 2001, 2002, 2003, 2004 and 2005. The Company receives an incentive fee from NCMLLC of 5% of realized gains generated on NCPIII and NCPIIIA. For NCPIII and NCPIIIA, management and incentive fees receivable at December 31, 2005 were zero.

Also in 2001, the Company made an additional commitment of $200,000 in NCMBLLC. This commitment was subsequently reduced to $160,000. At this time NCMBLLC also became the General Partner of Needham Capital Partners III (Bermuda), L.P. (NCI III), and this $160,000 commitment related to NCI III. The Company paid $20,000 of this investment in each of the years 2001, 2002, 2003, 2004 and 2005. The Company receives an incentive fee from NCMBLLC of 5% of realized gains generated on NCI III. For NCI III, management and incentive fees receivable at December 31, 2005 were zero.

These investments in affiliates do not require consolidation at December 31, 2005 under relevant accounting requirements.

9. Concentrations of Credit Risk

The Company provides a full range of investment banking services to corporate clients. As such, the Company has commitments and risks associated with clients and customers resulting from securities underwriting and merchant banking activities.

9. Concentrations of Credit Risk (continued)

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2005, all marketable principal security positions were in the possession or control of its Correspondent Clearing Broker. Significant credit exposure may result in the event that the Company's Correspondent Clearing Broker is unable to fulfill its contractual obligations.

10. Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the Statement of Financial Condition. All of the Company's financial instruments, are carried at, or approximate, fair value.